UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

FINDEX COM INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33831D107

(CUSIP Number)

Steven Malone,  FINDEX COM INC  1313 South Killian Drive  Lake Park,  Florida  33403  Phone : 561-328-6488

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MALONE STEVEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
77,017,396 [*]

	8	SHARED VOTING POWER
4,381,787 [**]

	9	SOLE DISPOSITIVE POWER
77,017,396 [*]

	10	SHARED DISPOSITIVE POWER
4,381,787 [**]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,399,183

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4 [***]%

14	TYPE OF REPORTING PERSON
IN

* 8% of such voting and dispositive power derives through 57,458,335 shares owned indirectly by the Reporting Person through a Florida limited liability company owned and controlled 100% by the Reporting Person, August Center Street Holdings, LLC. The balance derives through 19,559,061 shares owned directly by the Reporting Person.

** 0.6% of such shared voting and dispositive power derives through 4,381,787 shares beneficially owned through his spouse.

*** As of the date of this filing, the Issuer had issued and outstanding 714,945,811 shares of the class represented in Row 11.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Findex.com, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1313 South Killian Drive, Lake Park, FL 33403.

Item 2.	Identity and Background

(a)
The name of the reporting person is Steven Malone (the “Reporting Person”). 8% of the Reporting Person’s voting and dispositive power derives through 57,458,335 shares owned indirectly by the Reporting Person through a Florida limited liability company owned and controlled 100% by the Reporting Person, August Center Street Holdings, LLC. The balance derives through 19,559,061 shares owned directly by the Reporting Person and 4,381,787 shares beneficially owned through his spouse, Micki Malone, who has long been an employee of the Issuer and currently serves as its controller.

(b)	The business address of the Reporting Person is 1313 S. Killian Drive, Lake Park, FL 33403. The business address of August Center Street Holdings, LLC is 780 Seaview Drive, North Palm Beach, FL 33408.

(c)
The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President, Chief Executive Officer and Chief Financial Officer, FindEx.com, Inc., 1313 S. Killian Drive, Lake Park, FL 33403.

(d)	The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e)	The Reporting Person has not been a party to any civil proceedings during the last five years.

(f)
The Reporting Person is a citizen of the United States of America. August Center Street Holdings, LLC, through which the Reporting Person indirectly owns 8% of the shares of Common Stock representing his current total beneficial ownership, is domiciled in the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 2.7% of the Common Stock representing his current total beneficial ownership through the conversion to equity of salary accrued by him through the performance of executive services for the Issuer prior to 2015. The Reporting Person indirectly acquired 0.6% of the Common Stock representing his current total indirect beneficial ownership through the conversion to equity of salary accrued by his spouse through the performance of her services as controller for the Issuer prior to 2015. The Reporting Person acquired the remaining 8% of the Common Stock representing his current total beneficial ownership through an exchange of securities issued as part of the acquisition described below in Item 4 and for which comprehensive disclosure is contained within the Issuer’s current report filing on Form 8-K filed December 31, 2018.

Item 4.	Purpose of Transaction

On December 24, 2018, and in a series of separate but related taxable transactions, the Issuer acquired the 68.95% economic – and 68.42% voting – interests not previously owned by it in Advanced Cement Sciences LLC (formerly Advanced Nanofibers LLC, and referred to hereinafter as “Advanced”), resulting in the Issuer owning 100% of Advanced. Prior to the consummation of these transactions, effected separately with each of the other three holders of membership interests in Advanced, the Issuer had owned a 31.06% economic – and 31.58% minority voting – interest in Advanced. In exchange for the acquisition by the Issuer of such combined membership interests, the Issuer issued to the holders thereof a combined total of 175,000,000 shares of Common Stock, including 57,458,335, indirectly through August Center Street Holdings, LLC, to Steven Malone. The agreements pursuant to which this series of transactions were consummated are included as exhibits to Issuer’s current report filing on Form 8-K filed December 31, 2018.

(a)	Not Applicable

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

(i)	Not Applicable

(j)	Not Applicable

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns an aggregate of 81,399,183 shares of Common Stock, representing 11.4% of the outstanding shares of Common Stock as of the date hereof (based on the Issuer having had a total of 714,945,811 shares of Common Stock issued and outstanding).

(b)	The Reporting Person has the sole power to vote and dispose, or direct the disposition, of the 77,017,396 shares of Common Stock directly owned by the Reporting Person as of the date hereof.

(c)	The 57,458,335 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer on December 24, 2018.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
December 24, 2018	57,458,335	Not Applicable

(d)
Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 77,017,396 shares of Common Stock directly owned by the Reporting Person. Other than his spouse, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,381,787 shares of Common Stock beneficially owned by the Reporting Person through his spouse.

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Securities Exchange Agreement, dated December 24, 2018, by and between Findex.com, Inc. and Nanotech Fibers, LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2019	By:	/s/ Steven Malone

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)